 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 23, 1996

                                                REGISTRATION NO. 333-12497
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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549

                               ----------------

                                AMENDMENT NO. 1
                                      TO
                                   FORM S-6

                               ----------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2

                               ----------------

A. EXACT NAME OF TRUST:

              THE COUNTRYFUND OPPORTUNITY TRUST, 1996 SERIES

B. NAME OF DEPOSITORS:

                               SMITH BARNEY INC.

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICE:

                               SMITH BARNEY INC.
                               388 GREENWICH ST.
                             NEW YORK, N.Y. 10013

D. NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:


                                                      COPY TO:

          LAURIE A. HESSLEIN                MICHAEL R. ROSELLA, ESQ.
           SMITH BARNEY INC.                   BATTLE FOWLER LLP
         388 GREENWICH STREET                 75 EAST 55TH STREET
       NEW YORK, NEW YORK 10013             NEW YORK, NEW YORK 10022


E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

                                  Indefinite

G. AMOUNT OF FILING FEE:

                    $500* (as required by Rule 24f-2)

H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

[X] Check box if it is proposed that this filing will become effective immediately upon filing on October 23, 1996 pursuant to Rule 487.
--------

* Previously paid.

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



                                   [GRAPHIC]

                       THE COUNTRYFUND OPPORTUNITY TRUST

                                1996 SERIES

     A Unit Investment Trust

     SMITH BARNEY        The CountryFund Opportunity Trust, 1996 Series
     ------------        is a unit investment trust that offers
                         investors the opportunity to purchase Units representing proportionate interests in a diversified fixed portfolio of closed-end country fund stocks.

                         The country funds and their weightings in the Trust portfolio will be selected by the Research Department of Smith Barney Inc. as the Trust Portfolio for 1996-1997. The value of the Units will fluctuate with the value of the underlying securities. Investment in country funds involves special considerations and risks that are not normally present in investments in securities of U.S. issuers. The Trust may be considered speculative and therefore may be appropriate only for those investors willing and able to assume the increased risks of higher price volatility and currency fluctuations associated with investments in international equities. Shares of closed-end investment companies may not be actively traded and have in the past frequently traded at discounts from their net asset values and initial offering prices. The minimum purchase is $1,000 for individual purchases and $250 for purchases by Individual Retirement Accounts, self-employed retirement plans (formerly Keogh Plans), pension funds and other tax-deferred retirement plans.



         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         Prospectus dated October 23, 1996
         Read and retain this Prospectus for future reference

THE COUNTRYFUND OPPORTUNITY TRUST, 1996 SERIES

INVESTMENT SUMMARY AS OF OCTOBER 22, 1996+

SPONSOR
 Smith Barney Inc.
INITIAL NUMBER OF UNITS++...........................................   1,000,000
FRACTIONAL UNDIVIDED INTEREST IN TRUST REPRESENTED BY EACH UNIT..... 1/1,000,000

PUBLIC OFFERING PRICE (per 1,000 Units)
 Aggregate value of Securities in Trust.............................. $ 987,169
 Divided by 1,000,000 Units
  (times 1,000)...................................................... $  987.17
 Plus sales charge of 1.50% of Public Offering Price (1.523% of the
  net amount invested in Securities)*................................ $   15.03
                                                                      ---------
 Public Offering Price per 1,000 Units............................... $1,002.20
 Plus the amount per 1,000 Units in the Income and Capital Accounts
  (see Description of the Trust--Income)............................. $   -0-
                                                                      ---------
 Total (per 1,000 Units)............................................. $1,002.20
                                                                      =========
 SPONSOR'S REPURCHASE PRICE AND REDEMPTION PRICE PER 1,000 UNITS
  (based on value of underlying securities).......................... $  987.17
                                                                      =========

DISTRIBUTIONS
 Net income, if any, will be distributed on the Distribution Day in any month, along with the balance in the Capital Account (excluding amounts reserved to purchase Securities) if that balance is more than $5 per 1,000 Units on the Record Day in that month, to Holders on that Record Day. Otherwise, net income will only be distributed in January and following termination of the Trust. In addition, any taxable income of the Trust including any net capital gain (i.e. the excess of net long-term capital gain over net short-term capital loss) that has not been distributed as of the last business day in December will be distributed on the January Distribution Day. These distributions will be automatically reinvested in additional Units of the Trust unless the Holder elects to receive the distribution in cash. A Final Distribution will be made shortly after termination of the Trust.

RECORD DAY--The 10th day of each month.
DISTRIBUTION DAY--The 25th day of each month.


SPONSOR'S LOSS ON DEPOSIT............................................... $7,230
TRUSTEE'S ANNUAL FEE
 $.86 per 1,000 Units
 (see Expenses and Charges)
SPONSOR'S ANNUAL FEE
 Maximum of $.25 per 1,000 Units
 (see Expenses and Charges)

EVALUATION TIME
 4:00 P.M. New York time.

TRUSTEE AND DISTRIBUTION AGENT

 The Chase Manhattan Bank

MINIMUM VALUE OF TRUST
 The trust indenture between the Sponsor and the Trustee (the "Indenture") may be terminated if the net asset value of the Trust is less than $500,000, un-less the net asset value of Trust deposits has exceeded $12,000,000. In that case, the Indenture may be terminated if the net asset value of the Trust is less than $5,000,000.

MANDATORY TERMINATION OF TRUST

 November 28, 1997 (the "Mandatory Termination Date"), unless terminated ear-lier by the Sponsor with the consent of Holders of 51% of the Units then out-standing.
-----------

 + The Initial Date of Deposit on which the Trust Indenture was signed and the initial deposit was made. Valuation of Securities is based on the market value per share as of October 22, 1996 as more fully explained in the Notes to the Portfolio. Securities quoted on a national securities exchange or The Nasdaq National Market are valued at the closing sale price or if no price exists, at the mean between the closing bid and offer prices; Securities not so quoted are valued at the mean between bid and offer prices.

++ The Sponsor may create additional Units during the offering period of the Trust.

 * The sales charge is reduced on purchases of $1,000,000 or more. See Public Sale of Units.

THE COUNTRYFUND OPPORTUNITY TRUST, 1996 SERIES

  OBJECTIVE OF THE TRUST -- The objective of the Trust is to provide investors with the possibility of capital appreciation through a convenient and cost-effective investment in a fixed portfolio consisting of publicly traded common stock (the "Securities") of closed-end management investment companies which invest primarily in non-U.S. securities ("country funds") selected by the Sponsor for the 1996 Trust portfolio (the "Portfolio") as offering potential for capital appreciation over a period of one year. The Trust is structured to capitalize on perceived investment opportunities in the markets for publicly traded stocks of country funds. It takes a value approach by targeting funds selling at an attractive premium or discount, with potential for total return. It is believed that investing in non-U.S. stocks through country funds can achieve greater diversification, liquidity of investment and avoid barriers to entry, while taking advantage of market discounts on closed-end fund shares and specialization of various managers in selecting stocks in particular countries. The payment of dividends is only of incidental importance to the Trust. Achievement of the Trust's objective is, of course, dependent upon several factors including the financial condition of the issuers of the Securities, and any appreciation of the Securities.

  PORTFOLIO -- The Portfolio contains stocks of closed-end country funds representing the following regions and countries within those regions:
Asia/Pacific, Central/Eastern Europe, Latin America, Middle East/Africa and Western Europe; in addition, 4 of the funds are global in nature. (See Risk Factors.) Although there are certain risks of price volatility associated with investment in country fund common stocks (particularly with an investment in one or two country funds), your risk is reduced because your capital is divided among 29 different country funds.

  With the initial deposit of Securities, the Sponsor established a proportionate relationship among the number of shares of each stock deposited in the Portfolio. The Sponsor may create additional Units by depositing additional Securities, contracts to purchase additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, maintaining to the extent practicable the original proportionate relationship among the number of shares of each stock in the Portfolio. Replacement Securities may be acquired under specified conditions. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in price, the unavailability of Securities or the fact that the Trust is prohibited from acquiring more than 3% of the outstanding voting stock of any country fund. The Sponsor may cease creating Units (temporarily or permanently) at any time.

  REPLACEMENT SECURITIES -- The Indenture permits the deposit of Replacement Securities in the Fund under certain circumstances described under Administration of the Trust--Trust Supervision. The Securities on the current list from which Replacement Securities are to be selected are: Chile Fund and Templeton Emerging Markets Fund.

  RISK FACTORS -- Investment in the Trust should be made with an understanding that the value of the underlying Securities, and therefore the value of the Units, will fluctuate, depending on the full range of economic and market influences which may affect the market value of the Securities, including the profitability and financial condition of issuers, conditions in a given issuer's industry and country, market conditions and values of common stocks generally, the impact of the Sponsor's buying and selling Securities, especially during the initial offering of Units of the Trust and the Special Redemption and Liquidation Period, and other factors.

  Investors should carefully consider their ability to assume the following risks before making an investment in the Trust. The Trust may not be appropriate for investors seeking either preservation of capital or high current income, or for investors unable or unwilling to assume the increased risks of higher price volatility and currency fluctuations associated with investments in international equities trading in non-U.S. currencies. An investment in Units should not be considered a complete investment program. However, while individual country funds may be subject to greater price volatility than U.S. stocks in general, some exposure to foreign market trends may help increase total return.

THE COUNTRYFUND OPPORTUNITY TRUST, 1996 SERIES

  Investing in securities of non-U.S. issuers, such as those held by the country funds, involves certain risks and considerations not typically associated with investing in securities of U.S. issuers, including generally
(a) restrictions on foreign investment and on repatriation of invested capital and on a fund's ability to exchange local currencies for U.S. dollars, (b) greater price volatility, reduced liquidity and significantly smaller market capitalization of most non-U.S. securities markets, (c) currency devaluations and other currency exchange fluctuations, (d) more substantial government involvement in the economy, (e) higher rates of inflation, (f) greater social, economic and political uncertainty and (g) the risk of nationalization or expropriation of assets and the risk of war. In addition, accounting, auditing and financial reporting standards in foreign countries are not necessarily equivalent to U.S. standards and therefore disclosure of certain material information may not be made, and less information may be available to investors (including the country fund) than with investments in U.S. issuers. There is also generally less governmental regulation of the securities industry in foreign countries. Moreover, it may be difficult for a fund to obtain a judgment in a court outside the U.S. A fund may be subject to withholding taxes including those imposed on realized capital gains that may exist or be implemented by the governments of the countries in which that fund invests.

  Furthermore, shares of closed-end country funds frequently trade at a discount from net asset value. This characteristic is a risk separate and distinct from the risk that the fund's net asset value will decrease. However, a fund's articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting the fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of the fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trust) to sell their shares at a premium over prevailing market prices. Shares of many country funds are thinly traded, and therefore may be more volatile and subject to greater price fluctuations because of the Sponsor's buying and selling securities than shares with greater liquidity. Investors should be aware that there can be no assurance that the value of the Securities in the Trust's Portfolio will increase or that the issuers of those Securities will pay dividends on outstanding shares. Any distributions of income to Holders will generally depend on the declaration of dividends by the issuers of the underlying stocks, and the declaration of dividends depends on several factors including the financial condition of the issuers of those stocks and general economic conditions.

  Certain of the country funds represented in the Trust from time to time may issue to their shareholders (including the Trust) rights to subscribe for additional shares at a price below the current market price of those shares. If the rights are transferable, the Sponsor intends to sell the rights. If the rights are not transferable and the Sponsor expects the Trust to profit thereby, it intends to sell the number of shares of that fund which can be obtained by exercise of the rights, and to replace the shares sold by exercising those rights. Nevertheless, following the rights offering the Trust will hold a smaller proportional interest in the country fund and, despite the procedure to realize some of the value of the rights, the market price and net asset value of shares held by the Trust can be expected to decline; this dilution could be substantial. If the Sponsor anticipates that the rights offering would materially adversely affect the share price, the Sponsor reserves the right to sell all of the shares of that country fund held by the Trust, as described under Trust Supervision.

  Unlike a mutual fund, the Portfolio is not actively managed (the portfolios of the underlying country funds are actively managed). Therefore, the adverse financial condition of a country fund will not necessarily require the sale of Securities from the Portfolio or mean that the Sponsor will not continue to purchase the Security in order to create additional Units. Although the Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations. The prices of single shares of each of the Securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

THE COUNTRYFUND OPPORTUNITY TRUST, 1996 SERIES

  Investors should note that should the size of the Trust be reduced below the Minimum Value of Trust, the Trust may be terminated at that time by the Sponsor, before the Mandatory Termination Date of the Trust.

  Any difference between the aggregate prices the Sponsor paid to acquire Securities and the aggregate prices at which those Securities were initially deposited in the Trust is noted under Sponsor's Profit or (Loss) on Deposit. The Sponsor's profit on the deposit of Securities largely depends on whether the prices of those 29 Securities rise in response to the Sponsor's purchases of possibly large volumes of the Securities for initial and subsequent deposits in the Trust. The effect of the Sponsor's purchases of Securities on the prices of the Securities is unpredictable.

  Investors should note in particular that the Securities were selected on the basis of the criteria set forth above under Objectives of the Trust and that the Trust may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed. In connection with the issuance of additional Units during the Public Offering Period, the Sponsor may deposit additional Securities or replacement Securities, contracts to purchase additional Securities or replacement Securities, or cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, in each instance maintaining to the extent practicable the original percentage relationship among the number of shares of each Security in the Trust. (See Administration of the Trust -- Trust Supervision.) If cash (or a letter of credit in lieu of cash) is deposited with instructions to purchase Securities, to the extent the price of a Security increases or decreases between the deposit and the time the Security is purchased, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations during the period from the time of deposit to the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units and the income per Unit received by the Trust. In particular, Holders who purchase Units during the initial offering period would experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of additional Securities purchased with cash deposited. In order to minimize these effects, the Trust will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time. Some of the Securities may have limited trading volume, and, while the Sponsor will endeavor to purchase Securities with deposited cash as soon as practicable, it reserves the right to purchase those Securities over the 20 following business days after each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the Trust's failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period and cannot be invested in one or more stocks at what the Sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the Trust, the Sponsor reserves the right to sell Securities over a period of up to 20 business days to lessen the impact of its sales on the market price of the Securities. The proceeds received by Holders following termination of the Trust will reflect the actual sales proceeds received on the Securities, which will likely differ from the closing sale price on the Mandatory Termination Date. (See Description of the Trust -- Risk Factors.)

  PRIVATE PLACEMENTS; UNDERWRITING -- None of the Securities in the Trust consists of privately-placed common stocks. Except as indicated under Portfolio, the Sponsor has not participated as sole underwriter, managing underwriter or member of an underwriting syndicate from which any of the Securities in the Trust were acquired.

  PUBLIC OFFERING PRICE -- The Public Offering Price per 1,000 Units is equal to the aggregate value of the underlying Securities, divided by the number of Units outstanding times 1,000, plus a sales charge of 1.5%* of the Public Offering Price; this results in a sales charge of 1.523%* of the net amount invested in underlying
-----------
* This sales charge is reduced on purchases of $1,000,000 or more. See Public Sale of Units--Public Offering Price.

THE COUNTRYFUND OPPORTUNITY TRUST, 1996 SERIES

INVESTMENT SUMMARY AS OF OCTOBER 22, 1996 (CONCLUDED)

Securities. Units are offered at the Public Offering Price plus the net amount per Unit in the Income Account (see Public Sale of Units). The minimum purchase is $1,000 (or $250 in the case of purchases by Individual Retirement Accounts, Keogh plans, pension funds and other tax-deferred retirement plans). Investors should note that the Public Offering Price of Units varies each business day with the value of the underlying Securities. There is no "par value" for Units.

  DISTRIBUTIONS -- Distributions of dividends and capital, if any, will be made as described under Distributions above. Except for the Final Distribution, any such distribution will automatically be reinvested in additional Units of the Trust at no extra charge, and each Holder of Units will participate unless the Holder elects to receive distributions of dividends or capital, or both, in cash. Whether a distribution is reinvested or received in cash, the distribution will be taxable to the Holder. Holders who reinvest their distributions will receive additional Units and will therefore own a greater percentage of the Trust than Holders who receive cash distributions (see Reinvestment Plan). As soon as practicable after termination of the Trust (generally after seven days), the Trustee will distribute to each Holder his pro rata share of the amount realized on disposition of the Securities remaining in the Trust plus any other assets then in the Trust, less expenses of the Trust. The other assets of the Trust will include any dividends, interest income and net realized capital gains. The total distribution may be less than the amount paid for Units.

  MARKET FOR UNITS -- The Sponsor, though not obligated to do so, intends from the commencement of the Trust to maintain a market for Units and continually to offer to purchase Units from Holders desiring to sell them at a price based on the aggregate value of the underlying Securities (see Market for Units). Whenever a market is not maintained, a Holder may be able to dispose of his Units only through redemption (see Redemption).

                                   FEE TABLE

--------------------------------------------------------------------------------
THIS FEE TABLE IS INTENDED TO HELP YOU TO UNDERSTAND THE COSTS AND EXPENSES
THAT YOU WILL BEAR DIRECTLY OR INDIRECTLY. SEE PUBLIC SALE OF UNITS AND
EXPENSES AND CHARGES. ALTHOUGH THE TRUST IS A UNIT INVESTMENT TRUST RATHER THAN A MUTUAL FUND, THIS INFORMATION IS PRESENTED TO PERMIT A COMPARISON OF FEES.
--------------------------------------------------------------------------------

UNITHOLDER TRANSACTION EXPENSES

 Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)................................................................. 1.50%
                                                                          ====
ESTIMATED ANNUAL TRUST OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS)
 Trustee's Fee........................................................... .087%
 Maximum Portfolio Supervision, Bookkeeping and Administrative Fees...... .025%
 Organizational Expenses................................................. .313%
 Other Operating Expenses................................................ .074%
                                                                          ----
    Total................................................................ .499%
                                                                          ====

  The Trust (and therefore the Holders) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds. Historically, the sponsors of unit investment trusts have paid all the costs of establishing those trusts. Advertising and selling expenses will be paid by the Underwriters at no cost to the Trust.

                         INDEPENDENT AUDITORS' REPORT

To the Sponsor, Trustee and Unit Holders of The CountryFund Opportunity Trust, 1996 Series:

  We have audited the accompanying statement of financial condition, including the portfolio, of The CountryFund Opportunity Trust, 1996 Series, as of October 22, 1996. This financial statement is the responsibility of the Trustee (see note 5 to statement of financial condition). Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on October 22, 1996, for the purchase of securities, as shown in the statement of financial condition and portfolio of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

  In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The CountryFund Opportunity Trust, 1996 Series as of October 22, 1996, in conformity with generally accepted accounting principles.

                                                 KPMG Peat Marwick LLP
New York, New York

October 22, 1996

                      THE COUNTRYFUND OPPORTUNITY TRUST,

                               1996 SERIES

         STATEMENT OF FINANCIAL CONDITION AS OF OCTOBER 22, 1996

TRUST PROPERTY
 Investment in Securities:
  Contracts to purchase Securities(1)............................... $  987,169
  Organizational Costs(2)...........................................     30,800
                                                                     ----------
                                                                     $1,017,969
                                                                     ==========
LIABILITY
  Accrued Expenses(2)...............................................
                                                                     $   30,800
                                                                     ----------
INTEREST OF HOLDERS
 1,000,000 Units of fractional undivided interest outstanding:
  Cost to investors(3).............................................. $1,002,204
  Less: gross underwriting commissions(4)...........................     15,035
                                                                     ----------
Net amount applicable to investors..................................    987,169
                                                                     ----------
    Total........................................................... $1,017,969
                                                                     ==========

-----------

(1) Aggregate cost to the Trust of the Securities listed under Portfolio, on the Initial Date of Deposit is determined by the Trustee on the basis set forth in Footnote 3 to the Portfolio. See also the columns headed Cost of Securities to Trust thereunder. An irrevocable letter of credit in the amount of $1,000,000 has been deposited with the Trustee for the purchase of Securities. The letter of credit was issued by Morgan Guaranty Trust Company of New York.

(2) Organizational costs to be paid by the Trust have been deferred and will be amortized over the life of the Trust. Organizational costs have been estimated based on projected total assets of $9.85 million. To the extent the Trust is larger or smaller, the amount to be paid may vary.
(3) Aggregate public offering price computed on the basis set forth under Public Sale of Units--Public Offering Price.
(4) Assumes a sales charge of 1.50% of Public Offering Price computed on the basis set forth under Public Sale of Units--Public Offering Price.
(5) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of the Trust. The Trustee is a responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of the Trust. The Trustee is also responsible for all estimates and accruals reflected in the Trust's financial statements other than estimates of organizational costs, for which the Sponsor is responsible.

  PORTFOLIO OF THE COUNTRYFUND OPPORTUNITY TRUST, 1996 SERIES ON THE INITIAL DATE OF DEPOSIT, OCTOBER 22, 1996

                                                                      COST OF
                                     STOCK     NUMBER    PERCENT OF SECURITIES
           SECURITIES(1)             SYMBOL OF SHARES(2) NET ASSETS TO TRUST(3)
           -------------             ------ ------------ ---------- -----------
           ASIA/PACIFIC
Asia Pacific Fund +                   APB      4,100         4.98%   $ 49,200
Fidelity Advisor Emerging Asia        FAE      4,300         6.04      59,662
First Australia Fund +                IAF      4,300         4.00      39,508
Jakarta Growth Fund                   JGF      1,300         1.04      10,237
Korea Fund +                          KF       1,100         1.95      19,250
Morgan Stanley India Investment
 Fund                                 IIF      2,200         2.01      19,800
Templeton Dragon Fund +               TDF      3,600         5.01      49,500
Templeton Vietnam Opportunity Fund    TVF      1,700         1.98      19,550
                                                           ------
                                                            27.01%
                                                           ------
      CENTRAL/EASTERN EUROPE
Central European Equity Fund          CEE      2,000         4.00%     39,500
G.T. Global Eastern European Fund +   GTF      2,800         3.94      38,850
Templeton Russia Fund                 TRF      1,400         3.10      30,625
Turkish Investment Fund               TKF      3,700         2.01      19,887
                                                           ------
                                                            13.05%
                                                           ------
           LATIN AMERICA
Latin American Discovery Fund #       LDF      2,300         3.06%     30,188
Latin America Equity Fund #           LAQ      1,400         2.00      19,775
                                                           ------
                                                             5.06%
                                                           ------
        MIDDLE EAST/AFRICA
Foreign & Colonial Emerging Middle
 East Fund                            EME      1,600         2.03%     20,000
Morgan Stanley Africa Investment
 Fund +                               AFF        700         0.94       9,275
                                                           ------
                                                             2.97%
                                                           ------
          WESTERN EUROPE
Austria Fund #                        OST      3,400         3.01%     29,750
Europe Fund                           EF       3,200         5.02      49,600
European Warrant Fund                 EWF      3,600         4.01      39,600
Growth Fund of Spain +                GSP      1,700         2.04      20,187
Irish Investment Fund # +             IRL      1,400         1.99      19,600
New Germany Fund # +                  GF       2,100         2.93      28,875
Portugal Fund                         PGF      1,500         1.98      19,500
Scudder New Europe Fund +             NEF      5,000         7.03      69,375
Worldwide Value Fund                  VLU      1,700         3.90      38,462
                                                           ------
                                                            31.91%
                                                           ------
              GLOBAL
Emerging Markets Telecommunications
 Fund +                               ETF      2,300         3.99%     39,388
G.T. Global Developing Markets Fund
 # +                                  GTD      5,200         5.99      59,150
Templeton Emerging Markets Appreci-
 ation Fund                           TEA      3,800         4.96      48,925
Templeton Emerging Markets Fund       EMF      2,700         5.06      49,950
                                                           ------
                                                            20.00%
                                                           ------    --------
                                                           100.00%   $987,169
                                                           ======    ========

-----------

(1) All Securities are represented entirely by contracts to purchase Securities, which were entered into by the Sponsor on October 22, 1996. All contracts for Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2) Per 1,000,000 Units.

(3) Valuation of Securities by the Trustee was made using the market value per share as of the Evaluation Time on October 22, 1996. Subsequent to the Initial Date of Deposit, valuation of Securities is based, for Securities quoted on a national securities exchange or The Nasdaq National Market, on the closing sale prices, or if no price exists, at the mean between the closing bid and offer prices, or for Securities not so quoted, at the mean between bid and offer prices on the over-the-counter market. See Redemption--Computation of Redemption Price Per Unit.


                                ---------------

  The following information is unaudited:

 #Within the last three years, Smith Barney Inc. or one of its affiliates was the manager (co-manager) of a public offering of the securities of this fund.

 +Smith Barney Inc. usually maintains a market in the securities of this fund.

DESCRIPTION OF THE TRUST

STRUCTURE AND OFFERING

  The Trust is a "unit investment trust" created under New York law by a Trust Indenture (the "Indenture")* between the Sponsor and the Trustee. On the date of this Prospectus, each unit of the Trust (a "Unit") represented a fractional undivided interest in the securities listed under Portfolio (the "Securities") and net income of the Trust set forth under Investment Summary. Additional Units of the Trust will be issued in the amount required to satisfy purchase orders by depositing in the Trust additional Securities or contracts to purchase Securities together with irrevocable letters of credit or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities. On each settlement date (estimated to be five business days after the applicable date on which Securities were deposited in the Trust), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trust.

  Additional deposits of Securities or cash in connection with the issuance and sale of additional Units will maintain to the extent practicable the original proportionate relationship among the number of shares of each Security. The proportionate relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions, unavailability of Securities or the fact that the Trust is prohibited from acquiring more than 3% of the outstanding voting stock of any country fund. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable (see Administration of the Trust -- Trust Supervision). Units may be continuously offered to the public by means of this Prospectus (see Public Sale of Units --
 Public Distribution) resulting in a potential increase in the number of Units outstanding.

  The Public Offering Price of Units prior to the Evaluation Time on any day will be based on the aggregate value of the Securities in the Trust on that day at the Evaluation Time, plus a sales charge. The Public Offering Price will thus vary from that specified on page 2 of this Prospectus. See Public Sale of Units -- Public Offering Price for a complete description of the pricing of Units.

  Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

  The Sponsor will execute orders to purchase Units in the order it determines, in good faith, that these orders are received, except it is expected that indications of interest received prior to the effectiveness of the registration of the Trust which become orders upon effectiveness will be accepted according to the order in which they were received. The Sponsor may accept or reject any purchase order.

RISK FACTORS

  An investment in Units should be made with an understanding of the risks which an investment in publicly traded common stocks of closed-end country funds entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline.

  Investing in securities of non-U.S. issuers, such as those held by the country funds, involves certain risks and considerations not typically associated with investing in securities of U.S. issuers. For example, investments may be restricted or controlled to varying degrees. These restrictions or controls may at times limit or preclude a country fund from investing in securities of certain non-U.S. issuers or increase its costs and expenses of such investments. In addition, governmental approval may be required for the repatriation of investment income, capital or the proceeds of sales of securities of non-U.S. issuers. A fund could be adversely affected by delays in, or a refusal to grant any required governmental approval for repatriation of capital, as well as by the application to the fund of any restrictions on investments.
-----------
* To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference.

  No established secondary markets may exist for many of the non-U.S. securities in which country funds invest. The markets for equity securities in lesser developed countries are often substantially smaller, less liquid and more volatile than those in industrialized countries. This may have an adverse effect on the market price and a fund's ability to dispose of particular investments when necessary to meet its liquidity requirements or in response to specific economic events such as a deterioration in the creditworthiness of an issuer. During periods of limited liquidity and higher price volatility in the market for equity securities, a fund's ability to acquire or dispose of those securities at a price and time that the fund deems advantageous may be impaired. As a result, in periods of rising market prices, a fund may be unable to participate in price increases fully to the extent that it is unable to acquire desired securities positions quickly. Conversely, a fund may be unable to dispose fully and promptly of positions in declining markets, causing its net asset value to decline as the value of unsold positions is marked to lower prices. In addition, the markets in equity securities may in some cases be susceptible to influence by large investors trading significant blocks of securities or by large dispositions of securities resulting from the failure to meet margin calls when due. Also, certain foreign markets have longer settlement periods for securities transactions, which could expose a country fund investing in those markets to greater risk. Furthermore, because of the lower levels of disclosure and regulatory standards, the prices at which a fund may acquire investments may be affected by other market participants' anticipation of a fund's investment and trading by persons with material, nonpublic information.

  The economies of foreign countries may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, currency depreciation, capital reinvestment, resource self-sufficiency and balance of payments position. The economies of developing countries generally are heavily dependent upon international trade and, accordingly, have been and may continue to be adversely affected by trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade. These economies also have been and may continue to be adversely affected by economic conditions in the countries with which they trade. Certain developing countries have historically experienced and may continue to experience, high rates of inflation, high interest rates, exchange rate fluctuations, large amounts of external debt, balance of payments and balance of trade difficulties and extreme poverty and unemployment. Also, there is a possibility of nationalization, expropriation or confiscatory taxation, political changes, government regulation, withholding taxes, social instability or diplomatic developments (including war) which could affect adversely the economies of such countries or the value of a fund's investments in those countries.

  Although the investments of the country funds held by the Trust are predominantly equity securities, a portion of the investments may be sovereign debt obligations. If a fund invests in emerging country bonds, the issuer or government authority that controls the country's debt may not be willing or able to repay the principal and/or interest when due in accordance with the terms of such debt. A debtor's willingness or ability to repay principal and interest due in a timely manner may be affected by, among other factors, its cash flow situation and, in the case of a government debtor, the extent of its foreign reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole and the political constraints to which a government debtor may be subject. Some of these obligations may pertain to countries that are among the world's largest debtors. In recent years, the governments of some of these countries have encountered difficulties in servicing their external debt obligations, which led to defaults on certain obligations and restructuring of certain indebtedness. Restructuring arrangements have included among other things reducing or rescheduling interest and principal payments by negotiating new or amended credit agreements or converting outstanding principal and unpaid interest to Brady Bonds and obtaining new credit to finance interest payments. Holders of certain emerging country bonds may be requested to participate in the restructuring of such obligations and to extend further loans to their issuers. Further, certain participants in the secondary market for such debt may be directly involved in negotiating the terms of these arrangements and may therefore have access to information not available to other market participants. Certain of the securities held by country funds may be obligations of, or their issuers may be located in, countries which currently or previously had Communist governments. A number of these countries have defaulted on or repudiated their debts in the past, and have yet to make restitution. For example, following the establishment of the People's Republic of China in 1949, the Chinese government renounced various debt obligations, which have never been paid, and expropriated assets without compensation. There can be no assurance that one or more governments will not take similar action in the future, in which case a country fund holding those obligations could lose the entire value of its investment; this, in turn, could adversely affect the value of Trust Units. Government debtors may default in their debt and may also be dependent on expected disbursements from foreign governments, multilateral agencies and others abroad to reduce principal and interest arrearages on their debt. The commitment on the part of these governments, agencies and others to make such disbursements may be conditioned on a debtor's implementation of economic reforms and/or economic performance and the timely service of such debtor's obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties' commitments to lend funds to the government debtor, which may further impair such debtor's ability or willingness to timely service its debts. If a government obligor defaults on its obligations, a fund may have limited legal recourse against the issuer and/or guarantor. Remedies must, in some cases, be pursued in the courts of the defaulting party itself, and the ability of the holder of foreign government bonds to obtain recourse may be subject to the political climate in the relevant country.

  In addition, non-U.S. issuers are not generally subject to accounting, auditing and financial reporting standards, practices and disclosure requirements comparable to those applicable to U.S. issuers. Consequently, there may be less publicly available information about a non-U.S. issuer than about a U.S. issuer. Furthermore, there is generally less government supervision and regulation of foreign securities markets, brokers and securities issuers than in the U.S.

  Since the country funds will invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates could affect the value of securities in their portfolios and unrealized appreciation or depreciation of investments. Furthermore, a fund may incur costs in connection with conversions between various currencies. Foreign exchange dealers realize a profit based on the difference between the prices at which they are buying and selling various currencies. Thus, a dealer normally will offer to sell a foreign currency at one rate, while offering a lesser rate of exchange should a holder wish to resell that currency. There can be no assurance that instruments suitable for hedging currency risks will be available at the time a fund wishes to use them.

  Shares of closed-end country funds frequently trade at a discount from net asset value in the secondary market. This characteristic of these shares is a risk separate and distinct from the risk that a fund's net asset value will decrease. The amount of the discount is subject to change from time to time in response to various factors.

  Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preference stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but generally do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks are subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in the Portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

  Since the Securities are all country fund stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. See Expenses and Charges -- Payment of Expenses. Any such sales may result in capital gains to Holders. See Description of the Trust -- Taxes.

  Holders will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote in the same proportion as all other shares are voted.

  Investors should be aware that the Trust is not a "managed" trust and, as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the Trust (the "Portfolio") except under extraordinary circumstances (see Administration of the Trust -- Trust Supervision). Some of the Securities in the Trust may also be owned by other clients of the Sponsor and its affiliates. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. Potential investors also should be aware that the Sponsor may change its views as to the investment merits of any of the Securities during the life of the Trust and therefore should consult their own financial advisers with regard to a purchase of Units. Investors should consult with their own financial advisers prior to investing in the Trust to determine its suitability. Also, a Holder should realize that by investing in foreign securities indirectly through the Trust, the Holder will bear not only a proportionate share of the fees and expenses of the Trust, but also, indirectly, similar expenses of the underlying country funds. Since all of the country fund shares will be purchased in the secondary market, their purchase price will generally not reflect high initial sales charges.

  Investors should note that in connection with the issuance of additional Units during the Public Offering Period set forth in the Investment Summary, the Sponsor may deposit additional Securities, contracts to purchase Securities or cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, in each instance maintaining the original percentage relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units and the Income per Unit received by the Trust.

  The Trust may be terminated at any time and all outstanding Units liquidated if the net asset value of the Trust reaches the level stated under Minimum Value of Trust on page 2. Investors should note that if the net asset value of the Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate the Trust before the Mandatory Termination Date specified under Investment Summary.

                      PERFORMANCE OF WORLD EQUITY MARKETS
                        COMPOUNDED ANNUAL TOTAL RETURNS

               DECEMBER 31, 1985 THROUGH DECEMBER 30, 1995

  U.S. securities, which comprised 48% of the world's total stock market capitalization ($4,039 billion) at the end of 1985, represented 42% of total capitalization of ($15,115 billion) at the end of 1995. During this period, foreign market capitalization increased from approximately $2.1 trillion to approximately $8.8 trillion. Sales literature concerning the Trust may list or describe certain economic and political events by region which the Sponsor believes have contributed to this change. The chart below shows how average annual total returns (share prices with dividends reinvested, as converted to U.S. dollars) of equity markets in selected major industrialized countries compare over the past ten years.

                      TOTAL
        COUNTRY       RETURN
        -------       ------
      Hong Kong       23.83%
      Belgium         20.67
      Singapore       20.21
      Sweden          19.43
      Netherlands     19.33
      Spain           17.91
      Switzerland     17.06
      France          15.30
      Australia       15.13
      United Kingdom  15.02
      U.S.            14.82

SOURCE: MORGAN STANLEY CAPITAL INTERNATIONAL (MSCI) INDEX.

  The returns above represent past performance of stocks in the countries shown, generally representing at least 60% of total market capitalization in each market; they are not guarantees of future performance and should not be used as a predictor of returns to be expected on the Trust. Results have varied substantially in individual years. These figures do not reflect sales charges, commissions, expenses or taxes. Also, the Trust is invested only indirectly in foreign equities. A Holder of Units would not necessarily realize as high a return as shown above.

THE PORTFOLIO

  At June 30, 1996, there were more than 85 closed-end country funds, with total assets of approximately $15.302 billion. Most of these funds invest in equities of a particular country or region; some specialize in particular market sectors such as companies that seek to capitalize on emerging market countries' needs to develop infrastructure or industrial privatizing opportunities.

  The Trust seeks to capitalize on global investing trends with a portfolio of publicly traded country fund stocks selected by the Sponsor for above average appreciation potential over the next 12 months. The Sponsor initially analyzed global economic, political and market trends to develop target regional weightings for the Trust portfolio. It then picked country funds believed to offer the best combination of appreciation potential and attractive share prices by evaluating the funds that invest in these markets in terms of portfolio composition, management quality (knowledge of local taxation, accounting practices and securities laws, and experience and expertise to evaluate economic, political and monetary influences on the local region), performance and expense ratios, and inherent value (whether the fund's share price was above or below the value of its underlying securities). By investing in a variety of country funds, the Trust seeks to take advantage of particular advisers' knowledge and experience with respect to local countries and their economies. Most investors lack the time, experience and information to do this on their own.

  The results of ownership of Units will differ from the results of ownership of the underlying Securities of the Trust for various reasons, including sales charges and expenses of the Trust. Additionally, results of ownership to different Holders will vary depending on the net asset value of the underlying Securities on the days such Holders bought and sold their Units. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce his total return.

  Advertising and sales literature for the Trust may include excerpts from the Sponsors' research reports on one or more of the stocks in the Trust, including a brief description of its businesses and market sector, and the basis on which the stock was selected. In selecting Securities for the Trust, the Sponsor has not expressed any belief as to the potential of these Securities for capital appreciation over a period longer than one year. There is, of course, no assurance that any of the Securities in the Trust will appreciate in value, and indeed any or all of the Securities may depreciate in value at any time in the future. See Description of the Trust -- Risk Factors.

  All of the Securities are publicly traded either on a stock exchange or in the over-the-counter market. The contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days.

  The Trust consists of such Securities as may continue to be held from time to time in the Trust and any additional and replacement Securities acquired and held by the Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trust of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities (see Administration of the Trust -- Accounts and Distributions; -- Trust Supervision). If sufficient Securities are not available at what the Sponsor considers a reasonable price, excess cash received on the creation of Units may be held in an interest-bearing account with the Trustee until that cash can be invested in Securities. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Cost of Securities to Trust listed under Portfolio, unless substantially all of the monies held in the Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture (see Administration of the Trust -- Portfolio Supervision).

  Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain limited circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that the Trust will retain for any length of time its present size (see Redemption; Administration of the Trust -- Amendment and Termination). For Holders who do not redeem their Units, investments in Units of the Trust will be liquidated on the fixed date specified under Investment Summary -- Mandatory Termination of Trust, and may be liquidated sooner if the net asset value of the Trust falls below that specified under Investment Summary -- Minimum Value of Trust (see Risk Factors).

INCOME

  There is no assurance that any dividends will be declared or paid in the future on the Securities.

TAXES

TAXATION OF THE TRUST

  The Trust intends to qualify for and elect the special tax treatment applicable to "regulated investment companies" under Sections 851-855 of the United States Internal Revenue Code of 1986, as amended (the "Code"). Qualification and election as a "regulated investment company" involve no supervision of investment policy or management by any government agency. If the Trust qualifies as a "regulated investment company" and distributes to Holders 90% or more of its taxable income without regard to its net capital gain (net capital gain is defined as the excess of net long-term capital gain over net short-term capital loss), it will not be subject to Federal income tax on any portion of its taxable income (including any net capital gains) distributed to Holders in a timely manner. In addition, the Trust will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies" to the extent it distributes to Holders in a timely manner at least 98% of its taxable income (including any net capital gain). It is anticipated that the Trust will not be subject to Federal income tax or the excise tax because the Indenture requires the distribution of the Trust's entire taxable income (including any net capital gain) in a timely manner. Although a portion of the Trust's taxable income (including any net capital gain) for a taxable year may be distributed shortly after the end of the calendar year, such a distribution will be treated for Federal income tax purposes as having been received by Holders during the calendar year.

DISTRIBUTIONS

  Distributions to Holders of the Trust's dividend income and net short-term capital gain in any year will be taxable as ordinary income to Holders to the extent of the Trust's taxable income (without regard to its net capital gain) for that year. Any excess will be treated as a return of capital and will reduce the Holder's basis in his Units and, to the extent that such distributions exceed his basis, will be treated as a gain from the sale of his Units as discussed below. It is anticipated that substantially all of the distributions of the Trust's dividend income and net short-term capital gain will be taxable as ordinary income to Holders.

  Distribution of the Trust's net capital gain (designated as capital gain dividends by the Trust) will be taxable to Holders as long-term capital gain, regardless of the length of time the Units have been held by a Holder. A Holder may recognize a taxable gain or loss if the Holder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will be a capital gain or loss, except in the case of a dealer in securities. Capital gains are generally taxed at the same rate as ordinary income. However, the excess of net long-term capital gains over net short-term capital losses may be taxed at a lower rate than ordinary income for certain noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. The deduction of capital losses is subject to limitations.

  Distributions that are taxable as ordinary income to Holders will constitute dividends for Federal income tax purposes. Because the Trust will be investing in country funds that hold stock of foreign corporations, dividends paid by the Trust will not be eligible for the dividends-received deduction.

  A Holder's basis in his units will be equal to the cost of his units, including the sales charge.

  Holders will be taxed in the manner described above regardless of whether distributions from the Trust are actually received by the Holder or are reinvested pursuant to the Reinvestment Plan.

  The Federal tax status of each year's distributions will be reported to Holders and to the Internal Revenue Service. The foregoing discussion relates only to the Federal income tax status of the Trust and to the tax treatment of the distributions by the Trust to U.S. Holders. Distributions may also be subject to state and local taxation and Holders should consult their own tax advisers in this regard.

FOREIGN HOLDERS

  A "Foreign Holder" is a person or entity that, for U.S. Federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a non-resident fiduciary of a foreign estate or trust. If a distribution of the Trust's taxable income (without regard to its net capital gain) to a Foreign Holder is not effectively connected with a U.S. trade or business carried on by the investor, such distribution will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  A Foreign Holder generally will not be subject to Federal income tax with respect to gain arising from the sale or redemption of Units or distributions of the Trust's net capital gain (designated as capital gain dividends by the Trust) unless the gain is effectively connected with a trade or business of such Holder in the United States. In the case of a Foreign Holder who is a non-resident alien individual, however, gain arising from the sale or redemption of Units or distributions of the Trust's net capital gain ordinarily will be subject to Federal income tax at a rate of 30% if such individual is physically present in the U.S. for 183 days or more during the taxable year and, in the case of the gain arising from the sale or redemption of Units, either the gain is attributable to an office or other fixed place of business maintained by the Holder in the United States or the Holder has a "tax home" in the United States.

  Foreign Holders should consult their own tax advisers to determine whether investment in the Trust is appropriate.

RETIREMENT PLANS

  This Trust may be well suited for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate treatment of distributions. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms, including the Sponsor of this Trust, and other financial institutions. Fees and charges with respect to such plans may vary.

  Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

  Retirement Plans for the Self-Employed -- Keogh Plans. Units of the Trust may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ("Keogh plans"). Qualified individuals may generally make annual tax-deductible contributions up to the lesser of 20% of annual compensation or $30,000 in a Keogh plan. The assets of the plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Generally there are penalties for premature distributions from a plan before attainment of age 59 1/2, except in the case of a participant's death or disability and certain other limited circumstances. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($2,250 in a spousal account).

 Individual Retirement Account -- IRA.

  Any individual (including one covered by employer retirement plan) can establish an IRA or make use of a qualified IRA arrangement set up by an employer or union for the purchase of Units of the Trust. Any individual can make a contribution to an IRA equal to the lesser of $2,000 ($2,250 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount an individual may contribute will be reduced if the individual or the individual's spouse (in the case of a married individual) participates in a qualified retirement plan and the individual's adjusted gross income exceeds $25,000 (in the case of a single individual) or $40,000 (in the case of married individuals filing a joint return). Special rules apply in the case of married individuals living together who file separate returns. Generally, there are penalties for premature distributions from an IRA before the attainment of age 59 1/2, except in the case of the participant's death or disability and certain other circumstances.

  Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan established for employees of a corporation may purchase Units of the Trusts.

  Recent Legislation. As a result of the enactment of the Small Business, Health Insurance and Welfare Reform Acts of 1996 (the "'96 Act"), certain of the foregoing provisions have been amended. Pertinent provisions of the '96 Act are described below:

  Generally. Five year averaging will not apply to distributions after December 31, 1999. Ten year averaging has been preserved in very limited circumstances.

  IRAs. Beginning January 1, 1997, a non-working spouse may be eligible to establish an IRA and contribute up to $2,000, provided the combined income of both spouses is at least equal to the amount contributed by both spouses to IRAs.

  SIMPLE Plans. The '96 Act provides for a new type of retirement plan, a savings incentive match plan for employees (a "SIMPLE Plan"), which may be adopted by certain employers that employ not more than 100 employees. Participants in a SIMPLE Plan are permitted to contribute up to $6,000 to the Plan on a pre-tax basis and the employer makes either matching contributions not in excess of 3 percent of compensation or non-elective contributions equal to 2 percent of compensation. SIMPLE Plans are subject to distribution rules similar to IRAs, except there is a 25 percent early withdrawal penalty for withdrawals made during the first 2 years of participation. Units of the Trust may be purchased by SIMPLE Plans.

PUBLIC SALE OF UNITS

PUBLIC OFFERING PRICE

  The Public Offering Price of the Units is computed by adding to the aggregate value of the Securities in the Trust (as determined by the Trustee), including any Securities represented by deposit of purchase contracts, plus any cash held with instructions to purchase Securities, divided by the number of Units outstanding, a sales charge. This sales charge is equal to a gross underwriting profit of 1.50% of the Public Offering Price (or 1.523% of the net amount invested in Securities) on purchases of less than $1,000,000 and 1.25% of the Public Offering Price (1.266% of the net amount invested) on purchases of $1,000,000 or more by a single purchaser, and is subject to change by the Sponsor at any time. The reduced sales charge will apply to all purchases on any one day by a single purchaser of Units. Units held in the name of the purchaser's spouse or child under 21 years of age are deemed to be purchased by a single purchaser. A trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account is also considered a single purchaser. Purchasers on the Initial Date of Deposit will be able to purchase Units at $1.00 each. To allow Units to be priced at $1.00, the Units outstanding as of the Evaluation Time on the Initial Date of Deposit will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor's purchase order. A proportionate share of the amount in the Income Account (described under Administration of the Trust -- Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.

  Valuation of Securities by the Trustee is made as of the close of business on the New York Stock Exchange on each business day. Securities quoted on a national stock exchange or NASDAQ National Market System are valued at the closing sales price, or, if no closing sales price exists, at the mean between the closing bid and offer prices. Securities not so quoted are valued at the mean between bid and offer prices.

  Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities in the Trust divided by the number of Units outstanding plus a reduced sales charge of .5%. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies.

PUBLIC DISTRIBUTION

  Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trust, and may also be distributed through dealers.

  The Sponsor intends to qualify Units for sale in all states of the United States where qualification is deemed necessary through the Sponsor and dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price per Unit to be established at the time of sale by the Sponsor.

UNDERWRITER'S AND SPONSOR'S PROFITS

  The Sponsor as sole underwriter receives a gross underwriting commission equal to the sales charge of 1.50% of the Public Offering Price.

  On the Initial Date of Deposit, the Sponsor also realized a profit or loss on deposit of the Securities into the Trust in the amount set forth under Investment Summary, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on the Date of Deposit) and the purchase price of such Securities to the Sponsor. On each subsequent deposit of Securities with respect to the sale of additional Units to the public, the Sponsor similarly may realize a profit or loss. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor.

  The Sponsor also receives an annual fee at the maximum rate of $.25 per 1,000 Units for the administrative and other services which it provides during the life of the Trust (see Expenses and Charges -- Fees). The Sponsor has not participated as sole underwriter or manager or member of any underwriting syndicate from which any of the Securities in the Portfolio on the Initial Date of Deposit were acquired, except as indicated under Portfolio.

  In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which it redeems such Units, as the case may be.

MARKET FOR UNITS

  While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding (1) the aggregate value of Securities in the Trust, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend and (3) all other assets in the Trust; deducting therefrom the sum of
(a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in the Trust on the date on which the Units are tendered for redemption (see Redemption).

  The Sponsor may, of course, redeem any Units purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in inventory, the salability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

  Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any of the New York, Midwest or Pacific Stock Exchanges, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

  The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions (see Administration of the Trust--

Accounts and Distribution). The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

  A Holder may tender Units for redemption on any weekday (a "Tender Day") which is not one of the following: New Year's Day, Washington's Birthday, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving or Christmas. The right of redemption may be suspended and payment postponed for any period, determined by the Securities and Exchange Commission ("SEC"), (1) during which the New York Stock Exchange, Inc. is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the SEC may by order permit (Section 5.02).

COMPUTATION OF REDEMPTION PRICE PER UNIT

  Redemption Price per Unit is computed by the Trustee as of the Evaluation Time on each June 30 and December 31 (or the last business day prior thereto), as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day, and on any other business day desired by the Trustee or the Sponsor, by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in the Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date thereof (Sections 4.01 and 5.01).

  The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or The Nasdaq National Market, such evaluation shall generally be based on the closing sale price on that exchange, if any, where the Securities are principally traded (unless the Trustee deems such price inappropriate as a basis for evaluation) or, if there is no closing sale price on such exchange, at the mean between the closing offering and bid side evaluation. If the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange, such evaluation shall generally be made by the Trustee in good faith based at the mean between current bid and offer prices on the over-the-counter market (unless the Trustee deems such mean inappropriate as a basis for evaluation) or, if bid and offer prices are not available, (1) on the basis of the mean between current bid and offer prices for comparable securities, (2) by the Trustee's appraising the value of the Securities in good faith at the mean between the bid side and the offer side of the market or (3) by any combination thereof.

EXPENSES AND CHARGES

  Initial Expenses -- All or a portion of the expenses incurred in establishing the Trust, including the cost of the initial preparation, printing and execution of the registration statement and the indenture, the initial fees and expenses of the Trustee, legal and auditing expenses, and any other out-of-pocket expenses, will be paid by the Trust and amortized over the life of the Trust. Any balance of these organizational expenses as well as advertising and selling expenses will be paid by the Underwriting Account at no cost to the Trust.

  Fees -- The Trustee's and Sponsor's fees are set forth under Investment Summary. The Trustee receives for its services as Trustee and Distribution Agent payable in monthly installments, the amount set forth under Investment Summary. The Trustee's fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month (Section 8.05). Certain regular and recurring expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor's fee, which is not to exceed the maximum amount set forth under Investment Summary, may exceed the actual costs of providing supervisory services for this Trust, but at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Smith Barney Unit Trusts in any calendar year exceed its aggregate cost of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services. The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor (Sections 7.03 and 8.05).

  Other Charges -- These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities) (Section 8.05), (2) expenses of the Trustee incurred for the benefit of the Trust (including legal expenses) and expenses of counsel designated by the Sponsor (Sections 3.04, 3.09, 7.02(b), 8.01 and 8.05), (3) various governmental charges (Sections 3.03 and 8.01(h)), (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trust and the rights and interests of Holders (for example, expenses in exercising the Trust's rights under the underlying Securities) (Sections 7.02(b) and 8.01(d)), (5) indemnification of the Trustee for any losses, liabilities and expenses incurred without gross negligence, bad faith or wilful misconduct on its part (Section 8.05), (6) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, wilful misconduct or reckless disregard of its duties (Section 7.02(b)) and (7) expenditures incurred in contacting Holders upon termination of the Trust (Section 9.02). The amounts of these charges and fees are secured by a lien on the Trust.

  Payment of Expenses -- Funds necessary for the payment of the above fees will be obtained in the following manner: (1) first, by deductions from the Income Account (see below) (which will reduce income distributions from the Account); (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Account (see below); (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses (thereby reducing the net asset value of the Units) (Section 8.05).

ADMINISTRATION OF THE TRUST

RECORDS

  The Trustee keeps records of the transactions of the Trust at its corporate trust office including names, addresses and holdings of all Holders, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours (Section
8.02 and 8.04).

ACCOUNTS AND DISTRIBUTION

  Dividends payable to the Trust are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (i.e., return of capital, stock dividends, if any, and gains) will be credited by the Trustee to a Capital Account. If a Holder elects to receive his distributions in cash, income will be distributed on the applicable Distribution Day, or shortly thereafter to Holders of record on the related Record Day and shall consist of an amount equal to the Holder's pro rata share of the distributable balance in the Income Account as of that Record Day, after deducting estimated expenses plus the Holder's pro rata share of the balance of the Capital Account on said Record Day (excluding amounts reserved for the purchase of Securities). The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust (Section 3.03). Funds held by the Trustee in the various accounts created under the Indenture do not bear interest (Section 8.01).

  Purchases at Market Discount -- Certain of the shareholder dividend reinvestment, stock purchase or similar plans maintained by issuers of the Securities offer shares pursuant to such plans at a discount from market value. Subject to any applicable regulations and plan restrictions, the Sponsor intends to direct the Trustee to participate in any such plans to the greatest extent possible taking into account the Securities held by the Trust in the issuers offering such plans.

  The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution. The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

TRUST SUPERVISION

  The Trust is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. However, the Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. However, while it is the intention of the Sponsor to continue the Trust's investment in the Securities in the original proportions, it has the power but not the obligation to direct the disposition of the Securities upon institution of certain legal proceedings, default under certain documents adversely affecting future declaration or payment of anticipated dividends, or a substantial decline in price or other adverse market or credit factors that, in the opinion of the Sponsor, would make the retention of the Securities detrimental to the interests of the Holders or if the disposition of securities is necessary to enable the Trust to make distributions of the Trust's capital gain net income or desirable in order to maintain the qualification of the Trust as a regulated investment company under the Code (Section 3.08). In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when in its opinion it is in the best interest of the Holders of the Units to do so. The Sponsor is authorized under the Indenture to direct the Trustee to invest the proceeds of any tender or sale of Securities not required for redemption of Units in each of the remaining Securities in the Trust, maintaining the proportionate relationship among the number of shares of each of those Securities existing immediately after the disposition. Proceeds not so invested will be distributed to Holders.

  The Sponsor is authorized to direct the Trustee to acquire replacement Securities ("Replacement Securities") to replace any Securities for which purchase contracts have failed ("Failed Securities"), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit, as described more fully below. Replacement Securities shall satisfy certain conditions specified in the Indenture including, among other conditions, requirements that the Replacement Securities shall be selected by the Sponsor from a list of securities maintained by it and updated from time to time and shall be publicly-traded common stocks of closed-end country funds having, in the opinion of the Sponsor, characteristics sufficiently similar to the characteristics of the other Securities in the Trust to be acceptable for acquisition by the Trust. The Securities on the current list maintained by the Sponsor and updated from time to time from which Replacement Securities are to be selected are set forth under Investment Summary. The Indenture also requires that the purchase of the Replacement Securities will not (i) disqualify the Trust as a regulated investment company under the Code, (ii) result in more than 10% of the Trust consisting of securities of a single issuer (or of two or more issuers which are Affiliated Persons as this term is defined in the Investment Company Act of 1940) which are not registered and are not being registered under the Securities Act of 1933, or (iii) result in the Trust owning more than 50% of any single issue which has been registered under the Securities Act of 1933 (Section 3.11). Any Securities received in exchange or substitution for underlying Securities will be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. Within five days after the deposit of any Replacement Securities, the Trust is required to give notice thereof to each Holder, identifying the Securities eliminated and the Securities substituted therefor (Section 3.11). If Replacement Securities are not acquired with respect to a Failed Security, the Sponsor will cause to be refunded the attributable sales charge, plus the attributable Cost of Securities to Trust listed under Portfolio plus income attributable to the Failed Security. Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of the Indenture.

  The Indenture also authorizes the Sponsor to increase the size and number of Units of the Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit (the

"Original Proportionate Relationship") is maintained to the extent practicable. With respect to deposits of Additional Securities (or cash or a letter of credit with instructions to purchase Additional Securities), in connection with creating additional Units of the Trust, the Sponsor may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the Original Proportionate Relationship. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased at reasonable prices or their purchase is prohibited or restricted by law, regulation or policies applicable to the Trust or the Sponsor, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable or (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or a Replacement Security that satisfies the conditions for Replacement Securities as described above.

REINVESTMENT PLAN

  Any distribution of income and any principal on Units held in street name through Smith Barney Inc. or directly in the name of the Holder, unless the Holder notifies his Financial Consultant at Smith Barney Inc. or the Trustee, respectively, to the contrary, will be reinvested automatically in additional Units of the Trust at no extra charge pursuant to the Trust's "Reinvestment Plan". If the Holder does not wish to participate in the Reinvestment Plan, the Holder must notify his Financial Consultant at Smith Barney Inc. or the Trustee in writing no later than ten business days before the Distribution Day for the first Distribution to which the notice applies.

  Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase Units of the Trust at the Sponsor's Repurchase Price (the net asset value per Unit without any sales charge) in effect at the close of business on the Distribution Day. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust (see Description of the Trust--Structure and Offering). Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

  The costs of the Reinvestment Plan will be borne by the Trust. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

REPORTS TO HOLDERS

  The Trustee will furnish Holders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the termination of the Trust, the Trustee will furnish to each person who at any time during the duration of the Trust was a Holder of record a statement (1) as to the Income Account: income received; deductions for applicable taxes and for fees and expenses of the Trustee and counsel, and certain other expenses; amounts paid in connection with redemptions of Units and the balance remaining after such deductions, expressed in each case both as a total dollar amount and as a dollar amount per Unit outstanding on the termination date; (2) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom; deductions for payment of applicable taxes and for fees and expenses of the Trustee and counsel and certain other expenses, to the extent that the Income Account is insufficient, and the balance remaining after such deductions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the termination date; (3) a list of the Securities held and the number of Units outstanding on the termination date; (4) the Redemption Price per Unit based upon the computation thereof made on the termination date; and (5) amounts actually distributed during the life of the Trust from the Income Account expressed both as a total dollar amount and a dollar amount per Unit outstanding on the record date for the distribution. (Section 3.07).

UNCERTIFICATED UNITS

  All Holders are required to hold their Units in uncertificated form and in "street name" by their broker, dealer or financial institution at the Depository Trust Company ("DTC"). Units are transferable between accounts of brokers, dealers and financial institutions that are members of DTC.

AMENDMENT AND TERMINATION

  The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency and (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor). The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of 51% of the Units, provided that no such amendment or waiver will reduce the interest in the Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders (Section 10.01). The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Mandatory Termination Date specified under Investment Summary. The Indenture may also be terminated by the Sponsor if the value of the Trust is less than the minimum value set forth under Investment Summary (as described under Description of the Trust --
 Risk Factors) and may be terminated at any time by written instrument executed by the Sponsor and consented to by Holders of 51% of the Units (Sections 8.01(g) and 9.01). The Trustee shall deliver written notice of any termination to each Holder within a reasonable period of time prior to the termination. Within a reasonable period of time before and after such termination, the Trustee must sell all of the Securities then held and distribute to each Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder's interest in the Income and Capital Accounts (Section 9.01). Such distribution will normally be made by mailing a check in the amount of each Holder's interest in such accounts to the address of such Holder appearing on the record books of the Trustee.

ROLLOVER PRIVILEGE

  Holders may reinvest their terminating distributions into units of a subsequent series of The CountryFund Opportunity Trust (the "New Series") provided one is offered. Upon the receipt by the Trust of an appropriate exemptive order from the Securities and Exchange Commission, such purchaser may be entitled to a reduced sales load (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that a similar reinvestment program will be offered with respect to all subsequent series of the Trust, thus giving Holders a yearly opportunity to elect to "rollover" their terminating distributions into a New Series. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Holder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Holder of units of a New Series such Holder may change his investment strategy and receive, in cash, his terminating distribution. An election of this option will not prevent the Holder from recognizing taxable gain or loss (except in the case of a loss, if the New Series is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Holders should consult their own tax advisers in this regard. The Sponsor intends to coordinate the date of deposit of future series so that the terminating trust will terminate contemporaneously with the creation of a New Series. The Sponsor reserves the right to modify, suspend or terminate the reinvestment privilege at any time.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

TRUSTEE

  The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed upon the direction of the Holders of 51% of the Units at any time, or by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor (Section 8.06). The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The

Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee (Sections 3.08, 3.11, 8.01 and 8.05).

SPONSORS

  The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indenture and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

  The Sponsor shall be under no liability to the Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties (Section 7.02). The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture (Section 7.01).

MISCELLANEOUS

TRUSTEE

  The name and address of the Trustee are stated on the back cover of this Prospectus. The Trustee is subject to supervision and examination by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

LEGAL OPINION

  The legality of the Units has been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

AUDITORS

  The Statement of Financial Condition and the Portfolio included in this Prospectus have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their report with respect thereto, and is so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

SPONSOR

  Smith Barney Inc. ("Smith Barney"), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Smith Barney is an indirect wholly-owned subsidiary of The Travelers Inc. The Sponsor or an affiliate is investment adviser, principal underwriter or distributor of more than 60 open-end investment companies and investment manager of 12 closed-end investment companies. Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as co-sponsor of most Series of Defined Asset Funds.

                                   [GRAPHIC]

                       THE COUNTRYFUND OPPORTUNITY TRUST

                                1996 SERIES

                                   PROSPECTUS

This Prospectus does not contain all of the information with respect to the investment company set forth in its registration statements and exhibits relating thereto which have been filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the
Investment Company Act of 1940, and to which reference is hereby made.
--------------------------------------------------------------------------------

                                     INDEX

            Investment Summary                                   2
            Report of Independent Accountants                    7
            Statement of Financial Condition                     7
            Portfolio                                            8
            Description of the Trust                             9
            Risk Factors                                         9
            Taxes                                               14
            Public Sale of Units                                16
            Market for Units                                    17
            Redemption                                          17
            Expenses and Charges                                18
            Administration of the Trust                         19
            Resignation, Removal and Limitations on Liability   22
            Miscellaneous                                       23

--------------------------------------------------------------------------------

SPONSOR:                        INDEPENDENT AUDITORS:           TRUSTEE:
Smith Barney Inc.               KPMG Peat Marwick LLP           The Chase Manhattan Bank
388 Greenwich Street            345 Park Avenue                 P.O. Box 2051
New York, New York 10013        New York, New York 10154        New York, New York 10081
(212) 816-4000

--------------------------------------------------------------------------------

                                 SMITH BARNEY
                                 ------------

--------------------------------------------------------------------------------
NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THIS TRUST NOT CONTAINED IN THIS PROSPECTUS; AND ANY
INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIEDUPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL,
OR A SOLICITATION OF AN OFFERTO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.
--------------------------------------------------------------------------------

                                    PART II

             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

  A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                               SEC FILE OR
                                                          IDENTIFICATION NUMBER
                                                          ---------------------

 I.   Bonding Arrangements and Date of Organization of
      the Depositor filed pursuant to Items A and B of
      Part II of the Registration Statement on Form S-6
      under the Securities Act of 1933:
      Smith Barney Inc.                                               2-55436
 II.  Information as to Officers and Directors of the
      Depositor filed pursuant to Schedules A and D of
      Form BD under Rules 15b1-1 and 15b3-1 of the
      Securities Exchange Act of 1934:
      Smith Barney Inc.                                                8-8177
 III. Charter documents of the Depositor filed as
      Exhibits to the Registration Statement on Form S-
      6 under the Securities Act of 1933 (Charter, By-
      Laws):
      Smith Barney Inc.                                    33-65332, 33-36077

  B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

      Smith Barney Inc.                                            13-1912900
      The Chase Manhattan Bank                                     13-4994650


                          UNDERTAKING TO FILE REPORTS

  Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                      CONTENTS OF REGISTRATION STATEMENT

THE REGISTRATION STATEMENT ON FORM S-6 IS COMPRISED OF THE FOLLOWING PAPERS AND DOCUMENTS:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference to the Cross-
     Reference Sheet to the Registration Statement of The Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

    The signatures.

    Written Consents of the following persons:

      KPMG Peat Marwick LLP (included in Exhibit 5.1)

      Battle Fowler LLP (included in Exhibit 3.1)

  The following exhibits:

   1.1 -- Form of Reference Trust Indenture (incorporated by reference to
         Exhibit 1.1 to the Registration Statement of Smith Barney Unit Trusts
         Equity Focus Trusts--The Bank & Thrift Series, 1933 Act File No. 33-
         62815).
   2.1 -- Form of Standard Terms and Conditions of Trust (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Shearson
         Lehman Brothers Unit Trusts, Utility Values Trust 1, 1933 Act File
         No. 33-17053).
   3.1 -- Opinion of counsel as to the legality of securities being issued including their consent to the use of their name under the heading
         "Miscellaneous --Legal Opinion" in the Prospectus.
   5.1 -- Consent of KPMG Peat Marwick LLP to the use of their name under the heading "Miscellaneous --Auditors" in the Prospectus.

                                  SIGNATURES

  The registrant, The CountryFund Opportunity Trust, 1996 Series, hereby identifies CountryFund Opportunity Trust, 1994 Series C 1933 Act File No. 33-49969 for purposes of the representations required by Rule 487 and represents the following:

    (1) That the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3) That is has complied with Rule 460 under the Securities Act of 1933.

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment thereto to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 23rd day of October, 1996.

                        SIGNATURES APPEAR ON PAGE II-4.

  A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment thereto pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

   SMITH BARNEY UNIT TRUSTS (REGISTRANT)

             SMITH BARNEY INC.
                (DEPOSITOR)

  By the following persons* who constitute a majority of the Board of Directors of Smith Barney Inc.:

                                                       Steven D. Black
                                                       James S. Boshart III
                                                       Robert A. Case
                                                       James Dimon
                                                       Robert Druskin

                                                       Jeffrey B. Lane
                                                       Robert H. Lessin

                                                   /s/ Kevin Kopczynski
                                          By___________________________________
                                              Kevin Kopczynski (As authorized
                                              signatory for Smith Barney Inc.
                                               and Attorney-in-fact for the
                                                   persons listed above)


--------
* Pursuant to Powers of Attorney filed under the 1933 Act file Numbers 33-56722 and 33-51999.